Filed by CenterState Banks, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HCBF Holding Company, Inc.

Commission File No: 333-217395

Date: August 15, 2017

Blog posted by Chris Nichols, Chief Strategy Officer at CenterState Bank, N.A.

Acquisitive Reason – Why We Did It: Sunshine Bank and Harbor Community Bank

Yesterday, we announced our first mergers of the year with the concurrent signing of two separate definitive agreements to acquire the holding companies for Harbor Community Bank (Harbor) headquartered in Ft. Pierce, FL, and Sunshine Bank (Sunshine or SBCP) out of Plant City, FL. Once completed, these mergers will make CenterState Bank a $10.1B organization (using 2Q numbers), or the largest community bank headquartered in America’s third largest state, Florida. In this post, we discuss what this transaction looks like and detail why we did this.

The Background

Harbor Community has grown to become a $2.2B bank with 46 branches and 449 employees in Central Florida. Similar to CenterState, Harbor is an acquisitive, full-service bank specializing in residential (34% by loan volume), consumer (4%), small business and commercial customers (41%). The Bank has a 5.0% return on equity for last quarter, an efficiency ratio of 72% and a loan-to-deposit ratio of 73%. Non-interest deposits compose 32% of deposits for a cost of funds of 0.34%.

Sunshine Bank is a $1B bank with 18 branches and 153 employees located largely around the Highway 4 commuter corridor across the center of Florida. Similar to Harbor,

Sunshine is also an acquisitive, full-service bank but one with more of a commercial focus. Commercial real estate composes 51% of total loans while residential make up 25% of the portfolio. The Bank’s return on equity was 6.4% last quarter, an efficiency ratio of 70% and a loan-to-deposit ratio of 91%. Non-interest deposits compose 31% of deposits for a cost of funds of 0.28%.

On a combined basis, the price per tangible book value was 186% which equates to a price to 2018 earnings ratio of 11.4x if we take into account cost saves. Credit marks on assets came out to about 3% with the bulk of the adjustment coming on branch real estate (something to keep in mind as you branch). Initial tangible book value dilution should be less than 3%, and both transactions should be accretive in just under three years.

The Why

As mentioned in the past, every acquisition must fulfill a strategic purpose. For this set of mergers, there are various considerations that drove the transaction. They break down into the various themes:

Operating Leverage: Increasing operating leverage has been a strategic theme this year. In addition to rolling out more digital platforms, using these platforms to help consolidate banks is a natural offshoot of the quest for better banking economics. Both of these banks are squarely in our market with approximately 50% of their branches within a three-mile radius of our existing branch network. This means better branch rationalization as we move to almost $80mm of deposits per branch. Our branch structure is our single largest functional cost, and we believe every bank needs to actively manage their delivery channels to gain efficiencies. Overall, we not only look to recognize 40% cost saves on the consolidation, but look to do this in a low-risk way as we are very familiar with both bank’s quality management team, credit philosophy, and line staff.

Creating Florida’s Bank: While we are the first to admit that bigger isn’t better, in this case, it is. Both banks had strong customer-centric cultures and capabilities that are additive to CenterState’s expertise. For example, both banks are active residential loan creators that will help jumpstart our nascent efforts. Scale and expertise in these key areas will help us deliver better service and a much faster rate than what we would have done on our own.

Defensive Positioning: We believe we are in the late innings of the economic cycle one where rates will continue to rise. This means that loans become more plentiful and deposits more scarce. The combination of these banks gives us solid core deposits, strong brands in their respective markets to leverage future deposit growth and more diversity in their loan portfolio.

The $10B hurdle – This is a new element for us, but crossing the $10B regulatory threshold merits some strategic thinking. These acquisitions allow us an accretive path across the $10B regulatory threshold that will serve to help absorb some of the cost.

Why Two Acquisitions at A Time

In addition to the strategic factors above, there is also the opportunistic aspects. We believe the M&A pace will pick up in the coming months and part of our concern is making sure we jumped on these two great assets quickly. Further, we believe the key to success is to stay disciplined as to the price and structure of acquisitions. These two acquisitions were important to us as they fit directly in the center of our strategic efforts in terms of price, profile, size, and geography. Next year, the market may be radically different, so part of the catalyst was to increase our operational risk slightly by doing two transactions at a time in exchange for some opportunistic gain.

We have averaged two M&A transactions per year, and this set of deals keeps us on pace. Similar to last year, we gain a small tactical advantage to lumping our transactions together and leveraging our staff and set of professionals at the same time. Making sure we have the cultural and operational issues right is very important to us so this allows us to concentrate on integration before consolidation to take place during the first and second quarter of next year.

Going Forward

These acquisitions will be our 15th and 16th in this cycle, and we strive to remain disciplined in looking for future acquisitions. South Florida remains even later in the credit cycle as the rest of Florida, so our focus lies in the important areas of our core market – Orlando, Jacksonville, and Tampa. Since banks are sold and not bought, we don’t control the timing of transactions and can only exert so much influence on any particular transaction but remain optimistic we can still build our platform in Central Florida along the lines of our history.

These are both textbook acquisitions that allow us to scale in an accretive fashion as well as extend into core attractive markets. Becoming the largest bank in Florida is a nice byproduct of these acquisitions, but the real importance of this three-way combination is the added capabilities that we can provide to our current and future customers. We have outperformed our initial marks in all of our past acquisitions, and we expect these two acquisitions to be no different.

Forward Looking Statement Disclaimer

This presentation contains “forward-looking” statements, as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms, or comparable terms, including statements related to the expected timing of the closing of either the Harbor Merger or the Sunshine Merger, the expected returns and other benefits of either the Harbor Merger or the Sunshine Merger, to shareholders, expected improvement in operating efficiency resulting from either the Harbor Merger or the Sunshine Merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of either the Harbor Merger or the Sunshine Merger on CenterState’s capital ratios.

Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements. You should not expect CenterState, Harbor or Sunshine to update any forward-looking statements. All written or oral forward looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in CenterState’s or Sunshine’s annual report on Form 10-K for the year ended December 31, 2016, Harbor’s Registration Statement on Form S-4 and otherwise in each company’s SEC reports and filings.

Additional Information About the Harbor Merger and Where to Find It

Investors are urged to review carefully and consider all public filings by CenterState and Harbor with the SEC, including but not limited to CenterState’s Annual Report on Form 10-K, its proxy statement, its Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K, and HCBF’s Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. The documents filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. The documents filed by CenterState with the SEC may also be obtained free of charge at CenterState’s website at www.centerstatebanks.com or by requesting them in writing to CenterState Banks, Inc., Attention: Secretary, 1101 1st Street South, Winter Haven, FL 33880. The documents filed by Harbor with the SEC may be obtained free of charge by requesting them in writing to HCBF Holding Company, Inc., Attention: Secretary, 200 S. Indian River Drive, Suite 101, Fort Pierce, FL 34950.

In connection with the Harbor merger, CenterState intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of CenterState and Harbor and a prospectus of CenterState. A definitive joint proxy statement/prospectus will be sent to the shareholders of CenterState and Harbor seeking the required shareholder approvals.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and security holders of CenterState and Harbor are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

CenterState, Harbor and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from CenterState and Harbor shareholders in connection with the Harbor merger. Information regarding the directors and executive officers of CenterState, Harbor and other persons who may be deemed participants in the solicitation of the shareholders of CenterState and Harbor in connection with the Harbor merger will be included in the joint proxy statement/prospectus for CenterState’s and Harbor’s special meetings of shareholders, which will be filed by CenterState with the SEC. Information about the directors and officers of CenterState and their ownership of CenterState common stock can also be found in CenterState’s definitive proxy statement in connection with its 2017 annual meeting of shareholders, as filed with the SEC on March 2, 2017, and other documents subsequently filed by CenterState with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the Harbor merger filed with the SEC when they become available.

Additional Information About the Sunshine Merger and Where to Find It

Investors are urged to review carefully and consider all public filings by CenterState and Sunshine with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. The documents filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. The documents filed by CenterState with the SEC may also be obtained free of charge at CenterState’s website at www.centerstatebanks.com or by requesting them in writing to CenterState Banks, Inc., Attention: Secretary, 1101 1st Street South, Winter Haven, FL 33880. The documents filed by Sunshine with the SEC may also be obtained free of charge at Sunshine’s website at www.mysunshinebank.com or by requesting them in writing to Sunshine Bancorp, Inc., 102 West Baker Street, Plant City, Florida 33563, Attention: Secretary.

In connection with the Sunshine merger, CenterState intends to file a registration statement on Form S-4 with the SEC which will include a proxy statement of Sunshine and a prospectus of CenterState. A definitive proxy statement/prospectus will be sent to the shareholders of Sunshine seeking the required shareholder approval.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and security holders of CenterState and Sunshine are urged to read carefully the entire registration statement and proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Sunshine and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Sunshine in connection with the Merger. Information about the directors and executive officers of Sunshine and their ownership of Sunshine common stock is set forth in the proxy statement for Sunshine’s 2017 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 30, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.